EXHIBIT 11

ESTERLINE TECHNOLOGIES CORPORATION

Computation of Basic and Diluted Earnings Per Common Share

For the Three and Six Month Periods Ended April 29, 2011 and April 30, 2010

(Unaudited)

(In thousands, except per share amounts)

	Three Months Ended		Six Months Ended
	April 29, 2011	April 30, 2010	April 29, 2011	April 30, 2010

Net Sales	$435,277	$382,492	$806,076	$717,802
Gross Margin	160,947	126,636	293,069	229,307

Net Earnings from Continuing Operations Attributable to Esterline	$45,951	$29,110	$75,934	$41,495
Net Earnings (Loss) from Discontinued Operations Attributable to Esterline	(37)	538	(29)	878

Net Earnings Attributable to Esterline	$45,914	$29,648	$75,905	$42,373

Basic

Weighted Average Number of Shares Outstanding	30,496	29,908	30,422	29,848

Earnings Per Share Attributable to Esterline – Basic:
Continuing Operations	$1.51	$.97	$2.50	$1.39
Discontinued Operations	.00	.02	.00	.03

Earnings Per Share Attributable to Esterline – Basic	$1.51	$.99	$2.50	$1.42

Diluted

Weighted Average Number of Shares Outstanding	30,496	29,908	30,422	29,848
Net Shares Assumed to be Issued for Stock Options	664	498	664	464

Weighted Average Number of Shares and Equivalent Shares Outstanding – Diluted	31,160	30,406	31,086	30,312

Earnings Per Share Attributable to Esterline – Diluted:
Continuing Operations	$1.47	$.96	$2.44	$1.37
Discontinued Operations	.00	.02	.00	.03

Earnings Per Share Attributable to Esterline – Diluted	$1.47	$.98	$2.44	$1.40